Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Announces Development of New High-Speed Indoor Wireless Optical Network

- Patent-Pending Technology Will Replace Cumbersome Network Cables and Switches
With State-of-the-Art Symmetrical, Bi-Directional Optical Links

Tel Aviv, Israel – October 9, 2012 – RiT Technologies (NASDAQ: RITT) today announced that it is in final development of the first product in its revolutionary new Indoor Wireless Optical Network (IWON) product family, positioning it for market launch during the third quarter of 2013.

Following the closing of the Technology Purchase Agreement transaction with Quartz Ltd. (approved by our shareholders on July 24, 2012 as previously announced), RiT exclusively owns the IWON technology. Based on this cutting-edge, patent-pending technology, IWON products will enable companies to achieve their high-speed, high-bandwidth network needs via symmetrical, bi-directional optical links, eliminating the need for today’s cumbersome cabling networks and switching panels. The use of IWON’s robust, high-performance optical connections will slash the time and effort required to install network infrastructure while significantly enhancing network performance, flexibility and security.

Commenting on the news, Dr. Vadim Leiderman, RiT’s CEO, said, “With IWON, RiT is bringing a true revolution to the cabling industry: an out-of-the-box wireless approach that will be suitable for every network, large or small, existing or new. Through the use of unique patent-pending technology, IWON will offer an unmatched combination of security, performance, flexibility, and fast deployment - all at a minimum cost that guarantees real added-value to the user.”

The IWON system will be suitable for both new installations and retrofit/replacement projects, in both open spaces and large conference rooms. In parallel, its utilization of multiple security layers will improve network connectivity security as compared with conventional horizontal cabling approaches.

In addition, the IWON will offer a unique IIM (Intelligent Infrastructure Management) connection, enabling the system’s physical and logical network topology and devices to be automatically detected and comprehensively mapped. This capability will be further enhanced by the system’s tight integration with RiT’s CenterMind™, the industry’s most fully-featured DCIM (Data Center Infrastructure Management) system.

Dr. Erez Ben Eshay, RiT's CTO, commented  " We have been working at an accelerated pace to bring these groundbreaking new technologies and products to market as quickly as possible. We are excited to enter the final stage of the effort and look forward to an on-time launch in the second quarter of next year.”

About RiT Technologies
RiT is a leading provider of comprehensive management solutions for today’s mission-critical data centers and communication rooms. Through the deployment of RiT’s integrated DCIM (data center infrastructure management), IIM (intelligent infrastructure management), SMART Cabling™ and EPV™ real-time infrastructure management solutions, companies enhance both CAPEX and OPEX by increasing efficiency and improving automated processes. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT. www.rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Dr. Ben-Eshay (CTO)
+972-77-270-7240
erez.beneshay@rittech.com